Schedule 13D                                                        Page 1 of 8


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                 Be Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   69664210-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JUDY BRUNER
               Senior Vice President and Chief Financial Officer
                                   PALM, INC.
                           5470 Great America Parkway
                         Santa Clara, California 95052
                                 (408) 878-9000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 16, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b)for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                      Page 2 of 8


CUSIP No. 69664210-7
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Palm, Inc.              I.R.S. Identification No.: 94-3150688
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            51,877 (See (1) below)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             6,383,567 (See (2) below)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             51,877 (See (1) below)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,435,444 (See (1) and (2) below)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 17.5 percent (See (3) below)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

*See Instructions Before Filling Out.

(1) Based upon 51,877 shares of Be Common Stock owned by Eric Benhamou, a director of Palm.

(2) 6,383,567 shares of Be Common Stock are subject to Stockholder Support Agreements ("Support Agreements") between Palm and certain officers and directors of Be, as described in Items 3 and 4 below, of which 1,422,497 shares are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of August 16, 2001. Palm expressly disclaims beneficial ownership of any of the shares of Be Common Stock subject to the Support Agreements.

(3) Based upon 36,792,523 shares of Be Common Stock outstanding as of August 16, 2001.

This Amendment No. 1 ("Amendment No. 1") to that certain statement on Schedule 13D of Palm, Inc. ("Palm") filed on August 24, 2001 (the "Original Statement") hereby amends and restates Item 5 of the Original Statement as provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original Statement.

Item 5.  Interest in Securities of the Issuer

This Amendment No. 1 amends and restates Item 5 of the Original Statement in its entirety.

(a)-(b) As a result of the Support Agreements, Palm may be deemed to be the beneficial owner of at least 6,383,567 shares of Be Common Stock as of August 16, 2001. Such Be Common Stock constitutes approximately 17.5% of the issued and outstanding shares of Be Common Stock, based on the 36,792,523 shares of Be Common Stock outstanding as of August 16, 2001 (as represented by Be) and assuming the issuance of 1,422,497 shares of Be Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of August 16, 2001. Palm also may be deemed to have shared support power with respect to the foregoing shares of Be Common Stock with respect to those matters described above. However, Palm (a) is not entitled to any rights as a stockholder of Be as to the foregoing shares of Be Common Stock, and (b) disclaims any beneficial ownership of the shares of Be Common Stock which are covered by the Support Agreements.

     Eric Benhamou, Chairman of the Board of Directors of Palm, owns 51,877 shares of Be Common Stock and has the sole power to vote and to dispose those shares. Such Be Common Stock constitutes approximately 0.1% of the issued and outstanding shares of Be Common Stock. To the knowledge of Palm, no other person listed on Schedule A hereto has an equity or other ownership interest in Be.

     Set forth on Schedule B hereto is the name of those stockholders of Be that have entered into a Support Agreement with Palm, and to the knowledge of Palm, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

(c) To the knowledge of Palm, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

(d) To the knowledge of Palm, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

(e)  Not applicable.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



October 1, 2001
--------------------------------------------------------------------------------
Date

/s/ Stephen Yu
--------------------------------------------------------------------------------
Signature

Stephen Yu, Vice President, General Counsel and Secretary
--------------------------------------------------------------------------------
Name/Title

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                   PALM, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Palm. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Palm, Inc., 5470 Great America Parkway, Santa Clara, California 95052.

            Name of Executive Officer                           Title and Present Principal Occupation
-------------------------------------------------      ---------------------------------------------------------------------
Carl J. Yankowski                                      Chief Executive Officer

Judy Bruner                                            Senior Vice President and Chief Financial Officer

R. Todd Bradley                                        Executive Vice President and Chief Operating Officer, Solutions Group

Stephen Yu                                             Vice President, General Counsel and Secretary

Stewart Gill                                           Chief Human Resources Officer


                 Name of Director                           Title and Present Principal Occupation
-------------------------------------------------      ---------------------------------------------------------------------

Carl J. Yankowski                                      Chief Executive Officer of Palm

Eric A. Benhamou                                       Chairman of the Board of Directors
                                                       3Com Corporation
                                                       Santa Clara Site
                                                       5400 Bayfront Plaza
                                                       Santa Clara, CA 95052

Gordon A. Campbell                                     President and Chairman of the Board
                                                       Techfarm, Inc.
                                                       200 W. Evelyn Ave., Suite 100
                                                       Mountain View, CA 94041

Gareth C.C. Chang                                      Chairman and Managing Partner
                                                       GC3 & Associates International, LLC
                                                       P.O. Box 1780
                                                       Manhattan Beach, CA 90287-1780

Jean-Jacques Damlamian*                                Group Executive Vice President
                                                       France Telecom
                                                       6 place d'Alleray
                                                       75505 Paris Cedex 15

Michael Homer                                          Chief Executive Officer
                                                       Zodiac Networks, Inc.
                                                       1350 Villa Avenue
                                                       Mountain View, CA 94041

David C. Nagel                                         President and Chief Technology Officer
                                                       AT&T Labs
                                                       295 North Maple Avenue
                                                       Basking Ridge, New Jersey 07920

Susan G. Swenson                                       President, Chief Operating Officer and Director

                                               Leap Wireless International, Inc.
                                               10307 Pacific Center Ct.
                                               San Diego, CA 92121

* citizen of France

                                   SCHEDULE B

                    STOCKHOLDERS PARTY TO A SUPPORT AGREEMENT
                                 WITH PALM, INC.

         The following table sets forth the name and present principal occupation or employment of each Stockholder of Be that has entered into a Support Agreement with Palm in connection with the Purchase Agreement, and the aggregate number of shares of Be Common Stock beneficially owned by each such Stockholder as of August 16, 2001. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Be, Inc., 800 El Camino Real #300, Menlo Park, CA 94025.

                     Stockholder Party to Support Agreement                                  Shares Beneficially Owned
--------------------------------------------------------------------------------  ----------------------------------------------
Jean-Louis Gassee ..............................................................                      4,305,511 (1)
Chief Executive Officer of Be Incorporated

Stewart Alsop ..................................................................                         93,750 (2)
General Partner
New Enterprise Associates
2490 Sand Hill Road
Menlo Park, CA 94025

Garrett P. Gruener .............................................................                        158,937 (3)
Managing Director
Alta Partners
One Embarcadero Center
Suite 4050
San Francisco, CA 94111

Barry M. Weinman ...............................................................                        841,396 (4)
Managing Director
Media Technology Equity Partners
185 Berry St.
Suite 3600
San Francisco, CA 94107


Steve M. Sakoman ...............................................................                        782,610 (5)
Chief Operating Officer of Be Incorporated

William F. Zuendt ..............................................................                         47,916 (6)
Director of Be Incorporated

Andrei M. Manoliu ..............................................................                         45,948 (7)
Independent Business Consultant and Director of Be Incorporated

P.C. Berndt ....................................................................                        107,499 (8)
Chief Financial Officer of Be Incorporated

____________________

(1) Includes 3,981,761 outstanding shares of Be Common Stock, and 323,750 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(2) Includes no outstanding shares of Be Common Stock, and 93,750 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(3) Includes 65,187 outstanding shares of Be Common Stock, and 93,750 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(4) Includes 745,646 outstanding shares of Be Common Stock held by AV1 Capital, L.P. and 2,000 shares held by Virginia Weinman, the wife of Mr. Weinman. AV1 Capital Management, L.P. is the general partner of AV1 Capital, L.P. Mr. Weinman is a general partner of AV1 Capital Management. Mr. Weinman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 93,750 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(5) Includes 160,111 outstanding shares of Be Common Stock, and 622,499 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(6) Includes no outstanding shares of Be Common Stock, and 47,916 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(7) Includes 6,365 outstanding shares of Be Common Stock held by the Manoliu-Neimat Living Trust, of which Mr. Manoliu is a trustee, and 39,583 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(8) Includes no outstanding shares of Be Common Stock, and 107,499 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

                                       -2-